UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 15, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

GENERAL SHAREHOLDERS MEETING NOTICE

Medellin, Colombia, February 15, 2021

The presidency of Bancolombia S.A (“Bancolombia”) hereby calls the common shareholders to the General Shareholders Meeting, which will take place on Friday March 19, 2021, at 10:00 a.m. The meeting will be available via streaming from the web site www.grupobancolombia.com and the shareholders must be represented through powers of attorney.

The proposed agenda for the shareholders meeting is as follows:

1. Verification of Quorum.

2. Reading and approval of the agenda.

3. Election of commission for vote count and approval and execution of the minutes.

4. Report of the Board of Directors and the CEO.

5. Report of Corporate Governance.

6. Report of the Audit Committee.

7. Non-Consolidated and Consolidated Financial Statements.

8. Report of the External Auditor.

9. Approval of the Financial Statements and the Reports of the Board of Directors and the CEO.

10. Proposal of the Board of Directors on Profit Distribution and provisions.

11. Board of Directors election for the period 2021 – 2023.

12. Election of the Financial Consumer Representative for the period 2021 – 2023.

Instructions to participate:

Due to restrictions resulting from the pandemic, attendance at the meeting will be subject to the following instructions:

1)	Participation in person will not be available for the meeting. Shareholders will be able to participate, attend the event and formulate their questions through the mechanism available at Bancolombia’s web site. The meeting will be recorded.

In compliance with capacity restrictions and to ensure biosecurity conditions are observed, access to the headquarters of the bank located in the city of Medellin will be permitted only to the shareholder representatives, the Directors and officers who participate in the meeting, the external auditor and the administrative, technical and logistics personnel required to hold and stream the event. We thank the shareholders for their understanding and collaboration.

2)	Powers of attorney. In order to exercise their political rights, the shareholders must be represented by one of the following representatives, who will be present throughout the meeting for quorum purposes and will follow shareholder instructions to vote each of the proposals of the agenda.1

Guillermo Villegas Ortega. CC. 71.645.605 – Contexto Legal

Carmela Rodriguez Jaramillo. CC 43.627.941 – Suma Legal

Carolina Duque Velásquez. CC. 43.158.239  – Baker & McKenzie

Edgar Muñoz Jassir. CC. 79.796.500 – Muñoz Aya Legal

None of these representatives are officers or employees of Bancolombia.

Beginning on February 26, 2021, the shareholders will be able to access the following web site, which will contain the template powers of attorney and instructions for registration and participation in the meeting, including the mechanisms to formulate questions: https://www.grupobancolombia.com/personas/eventos/asamblea-accionistas.

Once the power of attorney is completed and executed, including specific voting instructions for each proposal of the agenda, a copy must be sent by the shareholder to the email asamblea@bancolombia.com.co with documentation evidencing the identity and powers of representation of the shareholder.

Registration to participate in the meeting and receipt of the powers of attorney will be available until March 18, 2021 at 4:00 p.m. (Colombian time).

3)	Section 2 of Bancolombia’s Good Corporate Governance Code, which includes rules relating to the general shareholders meeting, will apply to the shareholders meeting. These rules can be consulted at https://www.grupobancolombia.com/wps/portal/about-us/corporate-information/corporate-governance. These rules establish the manner in which shareholders may propose new topics for the shareholders meeting agenda within 5 calendar days following this notice, request information during the right of inspection period and submit proposals.

Right of inspection:

Beginning on February 26, 2021, information pertaining to the agenda for the meeting and management proposals that will be subject to the consideration of the shareholders will be available at www.grupobancolombia.com.

For the shareholders with the intention to exercise the right of inspection at Bancolombia’s premises, the documents will be available at the headquarters located in the city of Medellin at the following address: Carrera 48 N° 26 – 85, South Tower, First Floor.  In compliance with capacity restrictions and to ensure the protection of the persons, exercise of the right of inspection requires previous appointment by email at asamblea@bancolombia.com.co

We invite our shareholders to visit our web site https://www.grupobancolombia.com/personas/eventos/asamblea-accionistas to stay informed with respect to the shareholders meeting.

Support line: In case you have any questions, you may call: in Medellin 57 (4) 444 7231 option 2, and for the rest of Colombia 01 8000 954 242 option 2.You can also e-mail us at asamblea@bancolombia.com.co

1 For this shareholders meeting, application of External Circular 024 of 2010 has been waived by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia).

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371